UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2017

PACIFIC CONTINENTAL CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	000-30106	93-1269184
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 West 7th Avenue

Eugene, Oregon 97401

(Address of principal executive offices) (Zip Code)

Tel. (541) 686-8685

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement.

On January 9, 2017, Pacific Continental Corporation, an Oregon corporation (“PCC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Banking System, Inc., a Washington corporation (“Columbia”), and a to-be-formed Oregon corporation and a wholly owned subsidiary of Columbia (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PCC, with PCC as the surviving corporation (the “First Merger”). Immediately following the First Merger, PCC will merge with and into Columbia (the “Subsequent Merger”), with Columbia continuing as the surviving corporation (the “Surviving Corporation”). Immediately after the Subsequent Merger, Pacific Continental Bank, an Oregon state-chartered bank and wholly owned subsidiary of PCC (“PCB”), will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly owned subsidiary of Columbia (“Columbia State Bank”) (the “Bank Merger”, and together with the First Merger and Subsequent Merger, the “Mergers”). The Merger Agreement was approved and adopted by the Board of Directors of each of PCC and Columbia.

Subject to the terms and conditions of the Merger Agreement, at the date and time when the First Merger becomes effective (the “Effective Time”), PCC shareholders will have the right to receive, in respect of each share of common stock of PCC (“Pacific Continental Common Stock”), a number of common shares of Columbia (“Columbia Common Stock”) equal to the Exchange Ratio (as defined below), subject to any adjustments set forth in the Merger Agreement (the “Merger Consideration”). “Exchange Ratio” means the following: (i) if the average daily closing price of Columbia Common Stock on Nasdaq (the “Columbia Average Closing Price”) for the twenty (20) consecutive trading days prior to the fifth business day immediately prior to the closing date (the “Determination Period”) is greater than or equal to $27.76 and less than or equal to $37.56, then the Exchange Ratio will be 0.6430; (ii) if the Columbia Average Closing Price for the Determination Period is greater than $37.56, and the Columbia Average Closing Price for the Determination Period outperforms the Keefe, Bruyette & Woods Regional Banking Index (the “Index”) by greater than fifteen percent (15%), then the Exchange Ratio will be the quotient, rounded to the nearest ten-thousandth, obtained by dividing (A) $24.151 by (B) the Columbia Average Closing Price for the Determination Period; (iii) if the Columbia Average Closing Price for the Determination Period is greater than $37.56, and the Columbia Average Closing Price for the Determination Period does not outperform the Index by greater than fifteen percent (15%), then the Exchange Ratio will be 0.6430; (iv) if the Columbia Average Closing Price for the Determination Period is less than $27.76, and the Columbia Average Closing Price for the Determination Period underperforms the Index by greater than fifteen percent (15%), then the Exchange Ratio will be (A) the quotient, rounded to the nearest ten-thousandth, obtained by dividing $17.850 by the Columbia Average Closing Price for the Determination Period if Columbia does not choose to adjust the Merger Consideration in accordance with the Merger Agreement, or (B) 0.6430 if Columbia does choose to adjust the Merger Consideration as set forth in the Merger Agreement and described below; and (v) if the Columbia Average Closing Price for the Determination Period is less than $27.76, and the Columbia Average Closing Price for the Determination Period does not underperform the Index by greater than fifteen percent (15%), then the Exchange Ratio will be 0.6430. In connection with clause (iv) above, if Columbia chooses to adjust the Merger Consideration, which it may do in its sole discretion, the Merger Consideration will include an amount in cash equal to (A) $17.850 minus (B) (x) 0.6430 multiplied by (y) the Columbia Average Closing Price for the Determination Period, and the Exchange Ratio will be 0.6430.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written consent of the parties; (ii) by either party in the event that any required regulatory approval is not obtained; (iii) by either party in the event that, under certain circumstances, the First Merger will not have been consummated by November 9, 2017 which may be extended to January 9, 2018 in certain circumstances; (iv) by either party in the event of a breach by the other party of any covenant or agreement or any representation or warranty that would result in the failure of certain conditions to the Merger Agreement; (v) by either party if the requisite Columbia shareholder approval or PCC shareholder approval is not obtained; (vi) by Columbia in the event PCC fails to recommend approval of the Merger Agreement to its shareholders; (vii) by PCC, prior to PCC shareholder approval, to enter into a superior proposal; and (viii) by either party in the event the Columbia Average Closing Price for the Determination Period is less than $26.13; provided, however, if Columbia exercises its termination right described in clause (viii), PCC will have the option of reinstating the First Merger by adjusting the Exchange Ratio to 0.6430 and adding to the per share Merger Consideration an amount in cash equal to $1.048.

The Merger Agreement provides that all PCC restricted stock units, PCC stock options and PCC stock appreciation rights, whether cash-settled or stock-settled, will be canceled and paid out in cash. The Merger Agreement also provides that all PCC restricted stock awards (subject to certain exceptions) will vest immediately prior to closing and be treated the same as all other shares of PCC common stock as described above. Consummation of the Mergers is subject to customary conditions, including, among others, approval by PCC and Columbia shareholders and receipt of required regulatory approvals.

Upon consummation of the Mergers, the Board of Directors of the Surviving Corporation will consist of the directors serving on the Board of Directors of Columbia prior to the effective time of the First Merger plus one community-based independent director from the Board of Directors of PCC, to be selected by Columbia’s Nominating and Corporate Governance Committee.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding PCC, Columbia, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the Joint Proxy Statement of PCC and Columbia and the Registration Statement on Form S-4 of Columbia, which will include PCC and Columbia’s Joint Proxy Statement and a Prospectus of Columbia, as well as in the Forms 10-K, Forms 10-Q and other filings that each of PCC and Columbia make with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about PCC, Columbia or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PCC’s and Columbia’s public disclosures.

Concurrently with the execution of the Merger Agreement, each of the directors of PCC have entered into a Voting and Non-Competition Agreement with PCC and Columbia pursuant to which such directors have agreed, subject to the terms set forth therein (and subject to certain exceptions), to vote their shares of PCC common stock in favor of the Mergers and related matters, and to become subject to transfer, non-solicitation and non-competition restrictions. In addition, concurrently with the execution of the Merger Agreement, the directors of Columbia have entered into a Voting Agreement with PCC, pursuant to which such directors have agreed, among other things, to vote their shares of Columbia Common Stock in favor of approval of the issuance of Columbia Common Stock pursuant to the Merger Agreement and to become subject to certain transfer restrictions. Each of these agreements terminates in accordance with its terms if the Merger Agreement is terminated and in other specified circumstances.

The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Exhibit 99.1 (Form of Voting and Non-Competition Agreement by and among Columbia and the members of the PCC Board dated January 9, 2017) and Exhibit 99.2 (Form of Voting Agreement by and among PCC and the members of the Columbia Board, dated January 9, 2017) hereto and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On January 9, 2017, PCC and Columbia issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On January 10, 2017, PCC and Columbia intend to hold a joint investor conference call regarding the Mergers. On the call, PCC and Columbia intend to discuss certain financial and other information relating to the Mergers and the Merger Agreement. Slides that will be made available in connection with the conference call are attached hereto as Exhibit 99.4 and are incorporated into this Item 7.01 in its entirety by reference.

The information in this Item 7.01 and Exhibits 99.3 and 99.4 attached hereto is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such document or filing.

Item 8.01	Other Events.

To the extent required, information included in Item 7.01 of this Form 8-K is hereby incorporated by reference into this Item 8.01.

Forward-Looking Statement Safe Harbor

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving PCC and Columbia, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, expectations regarding the timing of the closing of the transaction and its impact on PCC’s earnings, expectations regarding pro forma combined assets, loans and deposits and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PCC and Columbia operate; the ability to promptly and effectively integrate the businesses of PCB and Columbia State Bank; the reaction to the transaction of the companies’ customers, employees, and counterparties; the diversion of management time on merger-related issues; and other risks that are described in each of Columbia’s and PCC’s public filings with the SEC. For more information, see the risk factors described in each of Columbia’s and PCC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. PCC undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA’s safe harbor provisions.

Additional Information about the Merger and Where to Find It

Shareholders are urged to carefully review and consider each of Columbia’s and PCC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and PCC and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and PCC are urged to carefully read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of each institution seeking any required shareholder approvals. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Both Columbia and PCC shareholders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before voting on the transaction.

Investors will also be able to obtain these documents, free of charge, from PCC by accessing its website at www.therightbank.com under the link to “Investor Relations”. Copies can also be obtained, free of charge, by directing a written request to Pacific Continental Corporation, Attention: Corporate Secretary 111 West Seventh Avenue, P.O. Box 10727, Eugene, Oregon 97440-2727.

Participants in Solicitation

PCC and Columbia and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Columbia and PCC in connection with the Mergers. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Information about the directors and executive officers of PCC and their ownership of PCC common stock is set forth in the proxy statement for PCC’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the mergers when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

Exhibits

2.1 Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia Banking System, Inc. and Pacific Continental Corporation (the disclosure schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1 Form of Voting and Non-Competition Agreement by and among Pacific Continental Corporation, Columbia Banking System, Inc. and the directors of Pacific Continental Corporation dated January 9, 2017.

99.2 Form of Voting Agreement by and among Pacific Continental Corporation, and the members of the board of directors of Columbia Banking System, Inc., dated January 9, 2017.

99.3	Joint Press Release dated January 9, 2017 announcing the Merger.

99.4 Slide Presentation to be made available in connection with investor conference call to be held on January 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2017

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Richard R. Sawyer
Richard R. Sawyer Chief Financial Officer